UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-218897 of Deutsche Bank AG (with each exhibit being incorporated as the correspondingly numbered exhibit thereto).

Exhibit 1.1: Distribution Agreement relating to Eligible Liabilities Senior Debt Securities, between Deutsche Bank AG and Deutsche Bank Securities Inc. (Eligible Liabilities Senior Notes, Series D).

Exhibit 4.2(a): Form of Eligible Liabilities Senior Debt Securities (Fixed Rate Registered Eligible Liabilities Senior Note) of Deutsche Bank AG (included in Exhibit 4.3 as Schedule I thereto).

Exhibit 4.2(b): Form of Eligible Liabilities Senior Debt Securities (Floating Rate Registered Eligible Liabilities Senior Note) of Deutsche Bank AG (included in Exhibit 4.3 as Schedule II thereto).

Exhibit 4.3: First Supplemental Eligible Liabilities Senior Indenture, dated as of July 10, 2017, among Deutsche Bank AG, as Issuer, The Bank of New York Mellon, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Authenticating Agent, Issuing Agent and Registrar, including as Schedules I and II thereto, forms of Fixed Rate Registered Eligible Liabilities Senior Note and Floating Rate Registered Eligible Liabilities Senior Note, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: July 10, 2017

	By:	/s/ Sean Rahavy
	Name:	Sean Rahavy
	Title:	Vice President

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

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